UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33711 / December 10, 2019

In the Matter of	:
	:
Natixis Advisors, L.P.	:
Natixis ETF Trust II	:
	:
888 Boylston Street	:
Boston, MA 02199	:
	:
	:
	:
NYSE Group, Inc.	:
	:
	:
11 Wall Street	:
New York, NY 10005	:
	:
	:
(812-14870)	:
	:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Natixis Advisors, L.P., Natixis ETF Trust II, and NYSE Group, Inc. filed an application on
January 22, 2018, and amendments to the application on June 15, 2018, November 9, 2018,
May 1, 2019, July 3, 2019, July 26, 2019, August 26, 2019, and October 21, 2019, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 thereunder; under sections
6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and 17(a)(2) of the Act;
and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the
Act, which would permit registered open-end investment companies that are actively managed
exchange traded funds (each, an "ETF") to operate without being subject to a daily portfolio
transparency condition.

The order permits: (a) the ETFs to issue shares ("Shares") redeemable in large aggregations only
("creation units"); (b) secondary market transactions in Shares to occur at negotiated market
prices rather than at net asset value ("NAV"); (c) certain ETFs to pay redemption proceeds,
under certain circumstances, more than seven days after the tender of Shares for redemption; (d)
certain affiliated persons of an ETF to deposit securities into, and receive securities from, the
ETF in connection with the purchase and redemption of creation units; and (e) certain registered

management investment companies and unit investment trusts outside of the same group of investment companies as the ETFs to acquire Shares of the ETFs.

On November 14, 2019, a notice of the filing of the application was issued (Investment Company Act Release No. 33684). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Natixis Advisors, L.P., Natixis ETF Trust II, and NYSE Group, Inc. (File No. 812-14870),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

By the Commission.

Jill M. Peterson
Assistant Secretary